[LETTERHEAD OF WEIL, GOTSHAL & MANGES]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McMoRan Exploration Co.
Amendment No. 2 to Schedule 13E-3
Filed March 12, 2013
File No. 005-54951

Dear Mr. Schwall:

On behalf of McMoRan Exploration Co. (“MMR”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated March 28, 2013, with respect to the above-referenced filing.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Schedule 13E-3 (File No. 005-54951) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 3 marked to indicate changes from the version filed on March 12, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

Exhibits

1.	Please revise your filing to file or incorporate by reference the term loan agreement, indenture and senior notes that FCX intends to use to finance the cash portion of the consideration to the MMR shareholders. Please refer to Item 1016(b) of Regulation MA.

Response: In response to the Staff’s comment, the referenced documents have been filed as exhibits to Amendment No. 3.

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

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We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 310-8552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Michael Aiello

Michael Aiello

Weil, Gotshal & Manges LLP

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.

John Amato, McMoRan Exploration Co.

David E. Shapiro, Wachtell, Lipton, Rosen & Katz